OMB APPROVAL

                                                  OMB Number:          3235-0145
                                                  Expires:      October 31, 2002
                                                  Estimated average burden
                                                  hours per response ......14.90



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                          Data Systems & Software Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23788104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                August 17, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 6


SEC 1745 (2/95)

CUSIP No. 237887104                  13G                      Page 2 of 6


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Howard A. Gutzmer

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a)  [_]

             (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                     230,974 shares                               3.3%
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                    526,156 shares                               7.5%
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                   230,974 shares                               3.3%
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                      526,156 shares                               7.5%
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              757,130 shares

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                           10.8%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

            IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:   Data Systems & Software Inc.



            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

                              200 Route 17
                              Mahwah, NJ 07430

            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


                              Howard A. Gutzmer

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                              5550 Oberlin Drive
                              San Diego, CA 92121


            ____________________________________________________________________

Item 2(c).  Citizenship:      United States



            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

                              Common Stock, $0.01 par value per share.

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

                              237887104

            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  [_] Bank as defined in Section 3(a)(6) of the Act
              (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_] An investment adviser in accordance with SS. 240.13d-1(b)(1)(ii)
              (E).

     (f) [_] An employee benefit plan or endowment fund in accordance with SS. 240.13d-1(b)(1)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with SS. 240.13d-1(b)(ii)(G).

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [_]  Group, in accordance with SS. 240.13d-1(b)(1)(ii)(H)


Item 4.  Ownership.

     (a)  Amount beneficially owned:  757,130 shares. See Note 1.

          ______________________________________________________________________

     (b)  Percent of class:   10.8%

          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote:       230,974 shares.
                                                          _____________________,


         (ii) Shared power to vote or to direct the vote:     526,156 shares.
                                                          _____________________,

               See Note 2.

        (iii) Sole power to dispose or to direct the
              disposition of:                                 230,974 shares.
                                                          _____________________,


         (iv) Shared power to dispose or to direct the
              disposition of                                  526,156 shares.
                                                          ______________________

               See Note 2.


Note 1 - The amount beneficially owned is as of November 30, 2001.


Note 2 - Shared Voting and Dispositive Power includes shares which are beneficially owned by Howard Gutzmer and are held by: (i) The Gutzmer Family Trust U/A/D 1/12/96, Howard and Dorene Gutzmer, Trustees, which holds 423,180 shares; (ii) Gutzmer Enterprises, Ltd., a California limited partnership, for which KNX, Inc., a California corporation, is the general partner and Howard Gutzmer is the sole director of the general partner, which holds 23,100 shares;
(iii) Dorene Gutzmer SSB IRA Rollover Custodian,  which holds 29,750 shares; and
(iv) Unlimited Systems Corp., Inc., a California corporation, of which Mr. Gutzmer is the majority shareholder and an officer and director, which holds 50,126 shares.


Item 5.  Ownership of Five Percent or Less of a Class.

            Not Applicable.

         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable.

         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

            Not Applicable.

         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

            Not Applicable.

          ______________________________________________________________________

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2001


                                               /s/   Howard Gutzmer

                                        ----------------------------------------
                                                   Howard A. Gutzmer



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)